SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Directorate Change
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For Immediate Release
Contact:       Doug Kidd, Managing Director, Corporate Communications
Phone:         +1 404 479 2922 (U.S.)



                    AMVESCAP CHAIRMAN CHARLES BRADY WILL STEP
                        DOWN AFTER ANNUAL GENERAL MEETING
                          REX ADAMS TO BECOME CHAIRMAN

London--March 3, 2006-- AMVESCAP PLC today announced that Charles W. Brady (70) has decided to step down from his position as chairman of the Board of Directors of AMVESCAP at the conclusion of the company's Annual General Meeting on April 27, 2006. Mr. Brady will be succeeded as chairman by Rex Adams (65) who has been a non-executive director of the company since November 2001.

"With AMVESCAP having successfully resolved the challenges of the recent past and with Marty Flanagan and his management team providing strong leadership that is growing AMVESCAP's business momentum, I have decided that the conclusion of our upcoming Annual General Meeting is the appropriate time to step down from AMVESCAP's Board," said Charles W. Brady. "I am grateful for the opportunity to serve our company and particularly appreciate the support of the many people with whom I have had the privilege to work.

"AMVESCAP is very fortunate to have a proven leader with Rex Adam's global business experience and expertise to lead our Board going forward," added Mr. Brady. "I have every confidence in AMVESCAP's future success."

"I am honored to be following the long and distinguished service of Charlie Brady as chairman of our Board of Directors. As the founder of INVESCO and architect of the combination of companies that formed AMVESCAP, Charlie Brady created one of the first truly independent global investment managers through his vision and determination," said Rex Adams. "Since he became chief executive in 1992 through to February 2006, AMVESCAP has delivered total shareholder returns equating to nearly three times the returns of the FTSE 100 index and approximately 2.8 times that of the S&P 500. More recently, during a particularly challenging period for the company, Charlie demonstrated exceptional executive leadership, which culminated in the successful recruitment of an acknowledged industry leader as our new chief executive officer. I am grateful that AMVESCAP will continue to be able to benefit from Charlie's sound counsel.

"The Board and I share Charlie's confidence in the company's management and are dedicated to continuing AMVESCAP's commitment to provide enduring solutions for our clients and build value for our shareholders," added Rex Adams. "This transition will mark the final step in the implementation of a carefully developed multiyear succession planning process which has successfully transferred management from the founding members of AMVESCAP to the next generation of leadership."

                                     (more)


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At the request of the Board, Mr. Brady, who has been chairman of the company since 1992, will remain an employee for a period of time to ensure the continued and effective transition to a non-executive chairman. In honor and recognition of his years of distinguished leadership of the company, the Board unanimously has conferred upon Mr. Brady the honorary title of "Chairman Emeritus."

Following a 30-year career with Mobil Corporation, Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001. He joined Mobil International in London in 1965 and served as vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Allegheny Corporation, the Public Broadcasting Service (PBS) and Vintage Petroleum.

Additionally, in accordance with the Board's retirement policy, Mr. Bevis Longstreth (72) will not stand for re-election at the Annual General Meeting. He will be succeeded as chairman of the Audit Committee by Mr. Thomas Presby (66). Dr. Thomas Fischer (58) has announced he will not seek re-election to the Board due to other extensive work commitments.

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AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and high net worth clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 3 March, 2006                   By   /s/  Michael S.Perman
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                                                (Signature)

                                            Michael S. Perman
                                             Company Secretary